UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.4)*

Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han
Group General Counsel
8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 28, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524901105
1	Names of Reporting Persons.

Tianqiao Chen

2	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
3,383

	8	Shared Voting Power
5,567,653

	9	Sole Dispositive Power
3,383

	10	Shared Dispositive Power
5,567,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,571,036

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.8%(1)

14	Type of Reporting Person (See Instructions)
IN

(1) Calculated based on 95,871,683 shares of Common Stock outstanding as of May 25, 2017.

CUSIP No. 524901105
1	Names of Reporting Persons.

Shanda Media Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
5,567,653

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,567,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,567,653

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.8%(1)

14	Type of Reporting Person (See Instructions)
CO, HC

(1) Calculated based on 95,871,683 shares of Common Stock outstanding as of May 25, 2017.

CUSIP No. 524901105
1	Names of Reporting Persons.

Shanda Investment Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
5,567,653

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,567,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,567,653

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.8%(1)

14	Type of Reporting Person (See Instructions)
CO, HC

(1) Calculated based on 95,871,683 shares of Common Stock outstanding as of May 25, 2017.

CUSIP No. 524901105
1	Names of Reporting Persons.

Shanda Technology Overseas Capital Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
5,567,653

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,567,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,567,653

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.8%(1)

14	Type of Reporting Person (See Instructions)
CO, HC

(1) Calculated based on 95,871,683 shares of Common Stock outstanding as of May 25, 2017.

CUSIP No. 524901105
1	Names of Reporting Persons.

Shanda Asset Management Investment Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
5,567,653

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,567,653

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,567,653

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.8%(1)

14	Type of Reporting Person (See Instructions)
CO, HC

(1) Calculated based on 95,871,683 shares of Common Stock outstanding as of May 25, 2017.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Common Stock, par value $0.10 per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on April 21, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 7, 2016 (“Amendment No.1”), Amendment No. 2 to the Original Schedule 13D filed on December 20, 2016 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed on February 1, 2017 (“Amendment No. 3”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No.2 and this Amendment No. 4, the “Schedule 13D”).

This Amendment No. 4 is being filed to amend Item 3, Item 4 and Item 5 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for 5,567,653 shares of Common Stock beneficially owned by the Reporting Persons was $151,319,692, inclusive of commissions paid and other transaction costs and less the premium received for certain put options sold by the Investor relating to the Common Stock. Such purchase price was funded through internally generated funds of the affiliates of Shanda Group.

The 3,383 shares of Common Stock directly beneficially owned Mr. Chen were granted to him in his capacity as a director of the Issuer pursuant to and under the conditions of the Issuer’s Non-Employee Director Equity Plan, as amended.

Item 4. Purpose of Transaction.

The following paragraph shall be added to the end of Item 4 of the Schedule 13D:

The Reporting Persons continue to be very supportive of the Issuer’s strategy of expanding client choice across investment strategies, product vehicles and client access, as well as its investment managers and the leadership of its management team and Board of Directors.

In the meantime, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market, industry and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer or entering into hedging, derivative or other transactions with respect to the Common Stock or other securities of the Issuer.  As part of this ongoing review, the Reporting Persons may seek to engage in discussions with the Board of Directors of the Issuer, the management and/or other stockholders of the Issuer concerning the business, operations, corporate governance or future plans of the Issuer, may engage legal and financial advisors to assist them in such review, and may evaluate strategic alternatives that may become available in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

The Investor holds 5,567,653 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock of the Issuer. Mr. Chen may be deemed to directly beneficially own an additional 3,383 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 95,871,683 shares of Common Stock outstanding as of May 25, 2017.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Investment Group Limited (formerly known as Premium Lead Company Limited), may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Shanda Investment Group Limited. Shanda Investment Group Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of the Investor, may be deemed to share voting and dispositive power over the shares of Common Stock directly held by the Investor.

Mr. Chen has the sole power to vote and dispose of the shares of Common Stock directly beneficially owned by him.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c)  On June 28, 2017, Shanda Asset Management Investment Limited sold 4,232,500 shares of Common Stock at a price of $38.43 per share in a private sale. No commissions were charged in connection with this sale of Common Stock.  There were no other transactions by the Reporting Persons during the past 60 days.

(d)       Inapplicable.

(e)       Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 30, 2017

TIANQIAO CHEN

By:	/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director